FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For May 20, 2003

Commission File Number: 333-13094

AES DRAX ENERGY LIMITED

18 Parkshot
Richmond
Surrey TW9 2RG
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “8220;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): __________

906 CERTIFICATION

May 20, 2003

Securities and Exchange Commission
450 Fifth Street, N.W
Washington, D.C. 20549

Ladies and Gentlemen:

          The certification set forth below is being submitted to the Securities and Exchange Commission solely for the purpose of complying with Section 1350 of Chapter 63 of Title 18 of the United S tates Code. This certification is not to be deemed filed pursuant to the Securities Exchange Act of 1934 and does not constitute a part of the Annual Report on Form 20-F (the “Report”) accompanying this letter.

          Garry Levesley, the Chief Executive Officer, and Roddy Mackinnon, the Chief Financial Officer, of AES Drax Energy Limited, each certifies that, to the best of his knowledge:

1.	the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
2.	the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of AES Drax Energy Limited.

/s/ Garry Levesley
Name: Garry Levesley Chief Executive Officer

/s/ Roddy Mackinnon
Name: Roddy Mackinnon Chief Financial Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

AES DRAX ENERGY LIMITED

Date: May 20, 2003	By:	/s/ John Turner
Name: John Turner
Title: Director